July 16, 2024

Eric Israel
General Counsel
Keypath Education International, Inc.
1501 Woodfield Rd, Suite 204N
Schaumburg, IL 60173

        Re: Keypath Education International, Inc.
            Schedule 13E-3 filed June 25, 2024
            File No. 005-94544
            Preliminary Proxy Statement on Schedule 14A filed June 25, 2024 File No. 000-56641
Dear Eric Israel:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All page references are to the preliminary proxy statement.

Schedule 13E-3 and Preliminary Proxy Statement filed on June 25, 2024 Background of the Merger, page 23

1.      Refer to the second whole paragraph on page 25. Please indicate whether
the Sponsor   s
        financial advisor ultimately did assist the Company in preparing a financial projection model and if so, how it was utilized by the Company. With a view to improved disclosure, please advise what consideration was given to identifying
the Sponsor   s
        financial advisor.
2.      Disclosure in the penultimate paragraph on page 28 indicates that
[o]n April 25, 2024,
        the Company delivered an updated set of projections to BMO for use in their fairness
        analysis.    Please disclose the differences between the original set
of projections and the
        updated set that is disclosed on page 47.
 July 16, 2024
Page 2

Position of the Parent Parties and the Rollover Stockholders as to the Fairness of the Merger, page
42

3. We note the disclosure in the first paragraph of this section including the statements that
          [u]nder the SEC rules governing    going-private    transactions,
each of the Parent Parties
       and the Rollover Stockholders is an affiliate of the Company and, therefore, required to
       express its beliefs as to the fairness of the Merger to the Company   s
  unaffiliated security
       holders    (as defined under Rule 13e-3 under the Exchange Act)    and
that       the Rollover
       Stockholders are making the statements included in this section solely for purposes of complying with the requirements of Rule 13e-3 and related rules and regulations under
       the Exchange Act.    We also note that:
           Messrs. Fireng and O   Hare have entered into certain rollover
agreements with TopCo
            pursuant to which they have agreed to exchange shares of Common
Stock for equity
            interests in TopCo on or prior to the Closing;
           Mr. Fireng is expected to remain director and Messrs. Fireng and O Hare are expected to remain officers of the Surviving Corporation; and
           Mr. Fireng may participate in a new Topco equity incentive program pursuant to
            which Mr. Fireng will receive an award of    profit interests
equal to 5% of the fully-
            diluted equity of Topco.
       It appears that the Management Rollover Stockholders are engaged in the Rule 13e-3 transaction and should be listed as signatories to the Schedule 13E-3 signature page and included as filing persons. Please revise or advise. Refer to Compliance and Disclosure
       Interpretation 201.05 for Going Private Transactions, Exchange Act Rule 13e-3 and
       Schedule 13E-3. In responding to this comment, please provide in your response letter an estimate of the percentage of fully diluted equity interests of Parent which Messrs. Fireng
       and O   Hare will indirectly hold, as currently indicated by blanks located in the last
       paragraph on page 49.
4. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
       to each filing person   s fairness determination and should be discussed
in reasonable
       detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13,
       1981). We note that the Board has expressly adopted the Special
Committee   s analyses,
       conclusions and unanimous determination as to fairness and that the Parent Parties and the
       Rollover Stockholders have expressly adopted the analyses and resulting conclusions of the Board and the Special Committee. However, it does not appear that such analyses include the factors described in clauses (iv) or (viii) of the Instructions to Item 1014 or explain why such factors were not deemed material or relevant to either
the Board   s or the
       Parent Parties    and the Rollover Stockholders    fairness
determinations. Please also note
       that the last sentence in the penultimate paragraph on page 35
disclosing that    the Special
       Committee considers the Company to be a viable going concern where value is derived
       from cash flows generated from its continuing operations    does not
address the factor
       described in clause (iv). Refer to Item 1014(b) of Regulation M-A.
 July 16, 2024
Page 3
Certain Financial Projections, page 46

5. Disclosure on page 46 indicates that "the Company Financial Projections reflect numerous
       assumptions and estimates   " Please revise to disclose such assumptions
and quantify
       where practicable.
The Company's Net Book Value and Net Loss, page 50

6. The table currently has blanks for "Ownership Interest After the Merger." Please provide in your response letter the current estimate of such interests. Effects of the Merger, page 62

7. Please revise the disclosure to describe the effects of the Rule 13e-3 transaction on the subject company, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of
       Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions
cc:   Mark D. Wood